SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
6/17/2004

1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

221,591

8. SHARED VOTING POWER

10,278

9. SOLE DISPOSITIVE POWER

504,949_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

504,949

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.56%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________



Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Common Stock of The
Latin American Discovery Fund, Inc. (the "Fund"). The principal executive offices of the Fund are located at 1221 Avenue of the Americas,8th Floor, New York, NY 10020.

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Phillip Goldstein, 60
Heritage Drive, Pleasantville, NY 10570. Mr. Goldstein is a self-employed investment advisor and President of Kimball and Winthrop, Inc. an investment advisory firm.

During the past 5 years Mr. Goldstein has not been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Mr. Goldstein is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Mr. Goldstein has accumulated shares of the Fund on behalf of accounts that are managed by him. All funds that have been utilized to purchase such shares are from such accounts or from margin loans from broker dealers where these accounts are held.

ITEM 4. PURPOSE OF TRANSACTION
At the Fund's annual meeting in 2003, shareholders approved a proposal recommending that the Fund adopt interval-fund status whereby it would make quarterly self-tender offers. On October 23, 2003, the board responded by announcing a self-tender offer for 15% of the shares at 95% of NAV. Substantially more than 15% of the Fund's shares were tendered.

Recently, the Fund's shares have been trading at a discount of more than 16% to their net asset value (NAV). If the Fund's discount does not narrow significantly by August 31, 2004, the filing person intends to urge the Fund's management to conduct another self-tender offer

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the Funds proxy statement, on April 22, 2004 there were 9,079,193 shares outstanding. The percentage set forth in item 5a was derived using such number.

  a) Mr. Goldstein is deemed to be the beneficial owner of 504,949 shares or 5.56% of the outstanding shares.

  b)   Power to dispose of securities resides solely with Mr.
     Goldstein for 504,949 shares. Power to vote securities resides solely with Mr. Goldstein for 221,591 shares and jointly for 10,278 shares.

  c)   During the past 60 days the following shares of the Fund
     were purchased (there were no sales):
     6/17/2004      305,701 shares @ 12.11
     6/2/2004       5,000 shares @ 11.99


  d) Beneficiaries of accounts managed by Mr. Goldstein are entitled to receive any dividends or sales proceeds.

  e)   NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
NONE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 6/28/04

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein